Nord Anglia Education, Inc.

March 21, 2014

VIA EDGAR

Larry Spirgel, Assistant Director

Terry French, Accounting Branch Chief

Christine Adams, Senior Staff Accountant

Brandon Hill, Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:  Nord Anglia Education, Inc.

Registration Statement on Form F-1 (File No. 333-193989)

Dear Mr. Spirgel, Mr. French, Ms. Adams and Mr. Hill:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Nord Anglia Education, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to 4:30 p.m., Eastern Time, on March 25, 2014, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461.  The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Latham & Watkins LLP.

The Company understands that Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities LLC, the representatives of the underwriters of the offering, have joined in this request in a separate letter delivered to you today.

The Company hereby acknowledges its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.  The Company hereby acknowledges the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows.]

Very truly yours,

NORD ANGLIA EDUCATION, INC.

By:	/s/ Andrew Fitzmaurice
Name: Andrew Fitzmaurice
Title: Chief Executive Officer

cc:    Marc D. Jaffe, Esq., Latham & Watkins LLP

Eugene Y. Lee, Esq., Latham & Watkins